May 24, 2019

Alex S. Xu
Chairman and Chief Executive Officer
GreenTree Hospitality Group Ltd.
2451 Hongqiao Road, Changning District
Shanghai 200335
People's Republic of China

       Re: GreenTree Hospitality Group Ltd.
           Registration Statement on Form F-3
           Filed May 15, 2019
           File No. 333-231504

Dear Mr. Xu:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-3 Filed May 15, 2019

General

1. We note that Section 7.6 of your Deposit Agreement includes a provision giving the company the discretion to require arbitration with regard to any claims or disputes arising under the Deposit Agreement, and that Sections 7.6 and 25 contain jury trial waivers. We further note your disclosure on page 24 of the registration statement under the heading
       "Limitations on Obligations and Liability" relating to the jury trial waiver. Please revise your registration statement to:

           Further describe the arbitration provision and the jury trial waiver provision, including how each such provision will impact your investors;
 Alex S. Xu
GreenTree Hospitality Group Ltd.
May 24, 2019
Page 2


             Describe any questions as to enforceability under federal and state law;

             Clarify whether each such provision applies to claims under the federal securities laws and whether each such provision applies to claims other than in connection with this offering;

             To the extent each such provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to each such provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder; and

             Clarify whether purchasers of securities in a secondary transaction would be subject to these provisions.

         Additionally, we note your statements in Sections 5.2 and 17: "No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement." Please advise us whether this statement is also intended to preclude disclaimers of liability under the Exchange Act, and revise the disclosure in your registration statement to discuss the meaning of this provision.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sara von Althann, Staff Attorney, at (202) 551-3207 or Erin E. Martin,
Legal Branch Chief, at (202) 551-3391 with any other questions.



                                                               Sincerely,
FirstName LastNameAlex S. Xu
                                                               Division of
Corporation Finance
Comapany NameGreenTree Hospitality Group Ltd.
                                                               Office of Real
Estate and
May 24, 2019 Page 2                                            Commodities
FirstName LastName